Filed by Titan Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Compass Digital Acquisition Corp.

Commission File No. 333-293277

Date: April 20, 2026

As previously disclosed, on January 6, 2026, Compass Digital Acquisition Corp., a Cayman Islands exempted company (“CDAQ”), entered into an agreement and plan of merger (as amended, the “Merger Agreement”) with (i) Titan Holdings Corp., a Delaware corporation and a direct wholly owned subsidiary of CDAQ (“Pubco”), (ii) Titan SPAC Merger Sub Corp., a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco, (iii) Titan Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Pubco, and (iv) Key Mining Corp., a Delaware corporation (“KMC”), for a proposed business combination (the “Business Combination”).

On April 20, 2026, CDAQ announced that its Chief Executive Officer, Thomas Hennessy, and KMC’s President and Chief Executive Officer, Cesar A. López Alarcón, and Vice President of Corporate Affairs and Corporate Secretary, John P. Ryan, participated in a podcast titled “Inside Key Mining’s $303M Deal with Compass Digital Acquisition Corp. (CDAQF)”. A transcript of the podcast is set forth below.

Host: Nicholas Clayton

Guest: Thomas Hennessy, CEO, CDAQ; Cesar A. López Alarcón, President and CEO, KMC; John P. Ryan, Vice President of Corporate Affairs and Corporate Secretary, KMC.

Show: The SPAC Insider

Monday, April 20, 2026

Nicholas Clayton

Hello and welcome to another SPACInsider podcast where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners.

Titanium, copper, and water. What do they have in common? All will be products of one of the latest companies to head to the public markets via a SPAC transaction.

I’m Nick Clayton, and this week I speak with Key Mining founders Cesar Lopez and John Ryan, as well as Compass Digital Acquisition Corp. CEO Tom Hennessy, to discuss their $303 million business combination. Cesar and John discuss how they brought together a signature Titanium mining project in Chile with a water desalination project that is set to support it. They lay out why they are combining these two assets with a copper project in Arizona and how both stand to benefit from the critical metals incentives in the Inflation Reduction Act. Tom explains how this company fits his growing family of SPAC transactions and what the roadmap ahead looks like for it beyond the close and listing this deal brings. Take a listen.

So, Cesar and John, Key Mining is advancing three distinct and interesting different projects at the moment. How did your strategy around these three initially come together?

John Ryan

Well, we’ve known about this Titanium project for many years. We followed it for quite some time and it became available in late 2022 and we acquired the asset through a series of different steps. One, we acquired some of the assets through a tax sale and the second through a negotiation with the existing owner. And that got us the entirety of the concessions hosting the Titanium project as well as all the data.

It got us the stored core from the drilling and it got us a fully permitted project, the permit to build the mine and the mill and also a permit for a desalination project to be located on the coast of Chile. The copper asset that came to us was later on. We added that recently to get exposure to copper and also exposure to North America as a location for properties.

Nicholas Clayton

And Tom, you know, you’ve done SPAC deals in a number of different sectors. What excited you about Key Mining and this precious metals and desalination story in particular?

Tom Hennessy

We always start with people, Nick. We invest and support the teams, the management teams, their employees, their boards, their shareholders.

And here we have Cesar, CEO and co-founder, John Ryan, co-founder and VP of corporate affairs. They have extensive track record and bring decades of global mining experience across product types and jurisdictions. And so we started with the team.

We aligned on values, we aligned on mission and vision for Key Mining Corp. and their aspirations to be a publicly listed company. Next, return to the macro. Critical minerals are helping power the modern economy with applications across semiconductors, manufacturing, clean energy, defense. The list goes on. And we are seeing massive demand growth for critical minerals, specifically in a market projected to reach nearly $600 billion by 2032, which is charted from our publicly filed investor deck. The problem is that the supply is heavily concentrated in China, and China represents almost 70% of global rare earths production with U.S. still only around 12% and that concentration is exactly why Key Mining is not only a very attractive commodity story but also U.S. national security priority. And so, when you combine the regulatory tailwinds with the demand trends, coupled by a seasoned leadership team here again led by Cesar and John, this led us to very interesting opportunity to partner with Key Mining and bring them public here by the end of Q2 2026.

Nicholas Clayton

Yeah, and John, you mentioned that this Titanium project was the thing that kind of caught your eye of the three sort of first and that was where things began. You know, for those who are not super familiar with the different resource types when it comes to the Titanium family, when it comes to rutile Titanium and the resources you specifically have there, you know, what is particularly interesting about this opportunity from that standpoint?

John Ryan

Titanium is a broadly used mineral in our life. About 90% of Titanium dioxide, the chemical formula TiO2, is used in pigments that we use every day. So paints, cosmetic ingredients, toothpaste, anything that needs a bright white base is Titanium Dioxide. And so pigments is a very stable big market, global market. The more exciting and sexy kind of applications revolve around Titanium metal, which is twice as strong as steel with half the weight. So, an Airbus A380 or Boeing 787 can’t get off the runway without Titanium.

So, these are exciting uses of Titanium. There’s a lot of things going on in Titanium metal use. Some of it around carbon decarbonization and carbon, you know, reduction because Titanium is so much lighter than other metals and so strong. So for example, Titanium turbine blades for steam power plants is a big growing field. Of course, medical devices use Titanium metal. Why? Because Titanium metal is very non-reactive and therefore your body tends to sort of ignore that it’s even there. Your body isn’t attempting to reject a Titanium implant. In terms of the metal, in terms of the mineral rather, Titanium comes primarily in two different forms.

Rutile, which is the purest form of Titanium, and that’s the type of Titanium we have at Cerro Blanco. Or Ilmenite, which is a less pure form of Titanium. It contains quite a bit of iron molecules which need to be removed. As you can imagine, if you need a bright white pigment, you can’t have a bunch of iron molecules in it because they’ll end up as rusty stains on your wall. The fact that this deposit is rutile, very pure, makes it very significant. Our research indicates this is one of the largest rutile deposits being developed in the western hemisphere. And as a result of that, it has got a tremendous amount of value.

The concentrate that we will develop and sell from this project will get premium pricing in the market, primarily because it can be processed to a very high grade. So, particularly the metal users like to have a 95% grade for the Titanium. And secondly, because it doesn’t have a lot of impurities in it, it will not be penalized when we go to sell it. So, just to answer and make sure I answered your question, the two primary forms are Ilmenite and Rutile, and we have rutile.

And Titanium is a critical metal which is leading edge in terms of particularly its metal uses are leading edge in in defense tech uses etcetera.

Nicholas Clayton

And so you touched upon, you know, the advantages of the rutile resource you have there in this Chilean mine. What other advantages does this particular site bring?

John Ryan

This site is very unique. If you looked at mining projects all over the world, this one stands out for a lot of reasons and one being that there’s a lot of existing infrastructure already built around us. We’re roughly 20 kilometers from the coast of Chile. We’re at relatively low elevation in terms of Chile. So we’ve got electrical infrastructure nearby which services an iron ore mine that’s operating to our south. We’ve got roads into the project. We’ve got in the river valley below us, we’ve got a railroad that leads to the port. At the port of Huasco, there’s a port there that operates and exports iron ore concentrate every day. So we’re unbelievably well set up in terms of mining infrastructure.

And there’s mining labor nearby and talented mining people nearby. Much of the time with these projects, infrastructure is 30, 40, even 50% of the capex. In this case, infrastructure is a very small percentage of the capex for this project. With that respect, I would challenge anybody to find a better setup than this Titanium mine in terms of putting it into production. And by the way, because of the fact that we have the desalination project that’s also going to be developed, we’ve got our water problem solved. And many projects in Chile and other places around the world don’t have that. So this is a very exciting project from those perspectives.

Nicholas Clayton

Yeah. And so what prompted Key Mining’s move into water infrastructure with desalination plant? I mean, and how do you see that sort of changing the company’s, you know, revenue and kind of overall income mix over time?

Cesar Lopez

Nicholas, thanks for the question. The permit to build the Titanium project came along with the permit to build the water desalination plant. Just give you a little bit of context. As John mentioned, the project is located in Chile. Chile is one of the top mining jurisdictions in the world. It is the largest copper producer in the world, second largest lithium producer. And Chile holds the largest Lithium reserves in the world. It is also big producer of Molybdenum. So critical minerals written all over the place in Chile. Chile’s mining is the main industry as you can imagine, it represents about thirteen to 14% of the Chilean GDP comes from mining, 57% of the exports. Geographically, this is the reason I’m going to step into the water desalination. Geographically, Chile, most of the mining activity in Chile is done in the Atacama Desert, which is the driest desert in the world, where access to continental water is almost non-existent. So major mining companies, they run the biggest copper mines in the world, decided some time ago to go the desalination route. As a result of that, water desalination industry is booming in Chile. Chile has the largest water desalination infrastructure in Latin America and soon to be one of the largest in the world.

It will grow by 130% by 2030. The capacity is 8200 liters per second will reach 25,000 liters per second by 2030. So, it’s a booming industry, mainly driven by the big mining companies, but also to serve the needs of the community and the agri-trading business. Where we are located, there’s no other permitted water desalination project and there is, we know, based on our own research and independent research done by Water Desalination Association of Latin America, there is 4,000 liters per second of unmet demand. So our plan is definitely of interest, has attracted a lot of interest of potential developers and investors and off-takers. And also attracted the interest of one of the major banks in the world in infrastructure, BNP Paribas. We’re working closely with the Infrastructure Group out of New York. They’ve done a tremendous job. We’ve been with them for about two years. They identified business partner joint venture partners to further develop the asset. And also, it’s very important to mention that without water, there’s no mining project. And the main point why we want to develop this water desalination is to provide water for our own project.

But because of the capacity that is approved by the Chilean government, which is 440 liters per second, we have excess water that we are going to place with third-party off-takers. And the economics of the of the water desalination project are very robust. So if you combine main asset one, which is a critical mineral asset with an infrastructure asset, we have under on Key Mining a dual revenue story, which we believe is going to be extremely attractive to investors in the capital markets.

Nicholas Clayton

Yeah, and just before, you know, drilling in on any of those further, I just want to rope the copper side into this as well. You know, copper price has been trending upwards and you mentioned that advantages of having access to a project that is located within the US. Why are those important factors and what do you see the kind of the trajectory for copper looking like in the coming years?

John Ryan

Yes., the Zonia project, which is located in Arizona, is a project that is under development by a company called Edge Copper. Zonia is a past producing mine, so we call it a brownfields type project. And Edge Copper is returning that property to production. It’s going to be a copper oxide mine and it has a large resource already identified. We have a property that we picked up to the northeast of Zonia, and we believe it’s on the same trend of mineralization. So our steps moving forward will be to explore that property with drilling and other things to develop a resource there that we believe could be additive to the Zonia mine. That’s how we’re seeing this. And of course, copper is a very, you know, important commodity. It’s a critical metal as well. And the future of copper I see is very strong, particularly with all the AI data centers being built out, the infrastructure needs for copper. And there’s a desire, of course, to be able to produce more copper here in the United States and in North America to meet our growing demands and needs. So, I see a bright future for copper in terms of the pricing. The location of this project in Arizona is an outstanding location and we feel quite strongly that this will be a very exciting project for us in the future.

Nicholas Clayton

And so looking at those three projects, you know, what is the timeline looking like in terms of getting each of them into commercial operations and getting them fully connected with the infrastructure that is already there?

John Ryan

On that, we have really three separate projects. We have got the Titanium mine and its associated infrastructure. We’ve got the water desal plant, and then we’ve got the exploration stage property in Arizona. So covering the Titanium mine, once we de-SPAC, we will begin a bankable feasibility study which we expect to take roughly nine months to complete. We’ve already done a lot of work on the feasibility study. We’ve created a lot of the things that the engineering groups that will be doing the various phases of the bankable feasibility study will need, but we’ve got many of those items in place.

So the timing there is about nine months which puts us into roughly March, April of next year, 2027. It’s probably three to four months to arrange financing, which will be a combination of bank finance and equity. We are reaching out to some groups, international type development corporations, possibly funding through the U.S. government because we are eligible for that type of funding. We may develop some other sources other than bank financing, but we’re assuming that bank financing falls into place in three to four months, along with the equity, and that would take us into say fall of 27.

Construction is about 18 months. So we could be begin producing from the mine roughly in early 2029 timeframe. And the water desal follows a similar path, slightly faster. We anticipate that we will have a partner for the water desalination plant within two to three months of our desal. An infrastructure partner. And the financing would likely fall into place sooner, just because we already have BNP Paribas, as I mentioned, in place as the banker. And the infrastructure company likely won’t have to go out and raise any cash. Most of these are private equity type backed companies, infrastructure companies. They have cash and very solid balance sheets. So, I would think we’d be ready to begin construction on the Desal sometime in early 2027 and it could be online by mid-2028. About nine months in front of mine, which is ideal. With respect to the Arizona copper asset, we will be exploring that, drilling it, and developing the resource there and getting an S-K1300 type resource report done on it. We’re going to try and drive the maximum value out of that. And I believe that Edge Copper to our southwest would be the natural buyer.

And so, you know, potentially we could have a deal done on that sometime in 2028 as well. And in the interim, we’ll have a number of press releases on the project documenting our exploration and as we develop a reserve, a resource on that project. So everything really is exciting and it will have a lot of news flow on all three of these assets through 2027 and 2028 as we develop these things and push them towards revenue.

Nicholas Clayton

Your investor presentation highlights as well that the company plans to be acquisitive in precious metals, critical materials, and uranium. What are some of the opportunities like out there in each of those areas and how has your team been able to identify some of those?

Cesar Lopez

Based on our track record and experience, and you know, we’ve all been in the mining business for 25 years. We’ve been involved in developing assets pretty much all over the world and we have a really good network of assets and opportunities in safe jurisdictions. I mean, obviously the condition for us to be interested in a in a project, it has to be in a jurisdiction that is uh presents a very low uh political risk, uh obviously. That’s why we decided as a company to have Key Mining as a platform for the acquisition of critical minerals in the Americas.

Cesar Lopez

Titanium being one of them, obviously, copper also critical minerals. We have identified a few opportunities on the copper and rare earth space that we are very interested in and we’re going to vigorously pursue them once we get de-SPAC. We think again that becoming a platform for the acquisition of critical minerals in the Americas will be very attractive to the capital markets and to investors. One thing I wanted to add about Chile also, which, I think, is very important and confirms our investment thesis. Chile is a free trade agreement partner of the U.S. and also has an agreement to avoid double taxation with the with the U.S.

And the new incoming, I mean the new president who was sworn in on March 11th, on March 12th actually signed a protocol for development of critical minerals with the U.S., which took place at the U.S embassy in Chile. And then the purpose obviously was to send a very strong message that Chile is definitely will be and is already a free trade agreement partner of the U.S. Why this is so important because the production of critical minerals in countries where the U.S. have free trade agreements with is considered domestic production for the purposes of the IRA, the Inflation Reduction Act. So, the production of Titanium in this case will be eligible to all the benefits, incentives provided by the IRA and also will provide access to funding from government institutions, from the US government and also from intergovernmental Institutions such as IDB Invest, DFC, and Exim Bank and World Bank. So those are the main aspects of again as to why we believe that Key Mining will be the go-to platform for developer critical minerals.

Nicholas Clayton

Right, and so Tom, you know, just with where these various projects are and with the plans that Key Mining has ahead of it, you know, what made you convinced that now was the right time for this company to go public and why the SPAC route was going to be an attractive option for it?

Tom Hennessy

Again, starting with the people, the management team has a long track record of building businesses, building businesses, taking them public, and so they are a public-ready team. They have been preparing for a public listing for several years. So the IPO, the internal controls and IPO preparedness met our criteria and the quality of the assets, the stage of the assets, and the capital requirements to get to development stage and cash flow on a relative basis as compared to other mining companies is relatively quicker and relatively less capital required.

So, for all of these features, when you combine the IPO readiness, the quality of the management team, the quality of the assets, and the readiness of the company, it made a lot of sense for us to evaluate a partnership with Key Mining. We aligned again on our values and the mission as a publicly listed company. And I do believe the opportunity here for Key Mining, once they are listed here again by the end of Q2, is tremendous with respect to their existing assets and the cash flow potential for those assets as well as potential M&A in the future.

Nicholas Clayton

Yeah, and I’m interested in your perspective, Tom, as well, just in that, you know, this is not the first SPAC transaction you’ve done in Latin America, and some Latin American companies have struggled to find their way to the U.S. public markets through the traditional IPO route. And I suppose, you know, maybe some U.S. investors who are only following the headlines may think of it as being tough times in terms of trade with, you know, with Latin American companies, although as Cesar pointed out with Chile, that’s not necessarily the case. I’m just curious at your perspective in general in terms of the opportunities in Latin America for these kind of transactions and for SPACs being a vehicle to bring some of these companies to the US market.

Tom Hennessy

It is absolutely the case that we have been evaluating companies outside the U.S. across geographies. So, we have executed transactions now in Latin America, in Africa, in Australia, in Asia, of course, North America. And so, our goal is always to find that high-quality management team, that great business to bring public in the U.S. capital markets where capital is abundant, it’s available, uh lower cost of capital, the capital markets are sophisticated.

There are sophisticated investors that can evaluate opportunities in jurisdictions and countries like Chile. There are investors that have supported companies like Key Mining and so the opportunity for Key Mining is to access that availability of capital, the sophisticated investors that participate in SPAC transactions and support these transactions. Yes, every jurisdiction has different regulatory environment, different approvals that are necessary. But what I will say is that the process with Key Mining has been relatively straightforward, relatively quick, and again, by the nature of the management team and their experience with the public capital markets. I will note that Key Mining is a U.S.-based business with assets in Chile. So they do have the domicile here in the U.S., which allows for more efficient tax structuring while still being able to access the high-growth and the unique quality assets that that Chile offers. As Cesar mentioned, Chile is a very known mining jurisdiction. It’s a safe mining jurisdiction. All of the major global mining companies have a very large presence in Chile. And so, from a mining perspective, Chile is one of the top mining jurisdictions in in in the world. And so, for those mining focused investors, Key Mining will offer a natural extension and opportunity into a very unique Rutile Titanium asset, as well as a water desalination plant infrastructure opportunity, which in in our belief is not currently available in the public capital market. So Key Mining is bringing something unique and differentiated to investors.

Nicholas Clayton

Yeah, and you’ve touched upon how some of the financing for the mining projects has been secured on a debt basis. Just could you walk through a little bit what the capital needs of the company are moving forward and how having access to, you know, public share capital is going to play into your plans, both with the projects and with M&A moving forward?

Tom Hennessy

Absolutely, maybe I’ll start and then I’ll pass it over to Cesar and John to speak to the project level financing in particular. But as is the case with most SPAC transactions, raising capital as part of the de-SPAC is certainly a part of this transaction as well. A modest amount of capital, I believe, unlocks a tremendous value opportunity here with Key Mining. And so, the uses of the capital will be to advance the project in particular, Rutile Titanium to a bankable feasibility study as John previously mentioned, also to advance the copper asset in Arizona, and a modest amount for the water desalination plant, over the course of, call it, the 20-24 months post, de-SPAC closing, the projects and the company will be in a position to receive project-level financing, which I’ll pass over to John and Cesar to discuss uh each asset and potential financing cases for those.

John Ryan

Yeah, I’ll kick it off with the Titanium mine. The mine we anticipate will be about 70% debt financed and about 30% equity with a capex of between 200 to 220 million dollars. And we hope to shave some of that a little bit more in the future, but so roughly 140 million could be debt financed and the balance would be equity. That kind of equity you could raise in the capital markets on NASDAQ. And that’s one of the reasons that doing a SPAC transaction resulting in a NASDAQ listing would be critical here. And so, you know, we could get creative, a little more creative. It doesn’t necessarily have to be straight equity, but again, having this SPAC listing is critical for our future financing needs. And I’ll let Cesar talk about how we’re planning on moving forward on the on the water desal plant project.

Cesar Lopez

Thank you, John. As I mentioned before, we’re working closely with BNP Paribas on the water desalination project. As you mentioned also, BNP has lots of experience funding this type of projects all over the world, in particular in Chile as well. They’re working on the funded project that is north of us about 120 miles. It’s a 156-million-dollar water desalination project. They’re working on a two-billion-dollar water desalination project with Codelco, which is the largest copper producer in the world. So they have lots of experience in the sector and they’re anticipating.

Once we select a part a joint venture partner, which is going to be one of the top developed water desalination developers in the world, they will provide project financing in the order of 70% debt, 30% equity. That represents about 137 million dollars of debt, the balance being equity. In the discussions we’ve been having with water desalination developers is that the Key Mining will not be contributing any equity portion. And that that part of the equity will be contributed by a joint venture partner.

So it’s a fantastic value proposition on a very robust project which had by virtue of having BNP Paribas as our financial advisor, the financial risk of this project is very minimum.

Nicholas Clayton

Right, and so, you know, just given the complexity of the kind of the multi-asset portfolio that Key Mining has, Tom, just sort of what was your process in terms of finding evaluation for Key Mining and, you know, I guess what’s your excitement in terms of allowing essentially, you know, U.S. retail investors to get involved with this project and this vision that you’ve been advancing here?

Tom Hennessy

Our approach to valuation takes on multiple different analyses. In this case, we did rely heavily on some of the parts analysis given the unique nature and cash flow profile of each asset. So evaluating the rutile Titanium asset, evaluating the water desalination plant, and the Arizona copper asset, and adding them all together. Of course, we also relied heavily on the public comparables out there. There have been a number of companies over the past 24 months that have pursued traditional IPOs or de-SPAC transactions that are around rare earths, critical minerals, and the mining space in general. And those transactions at large have been fairly well received by the public equity markets. So, they served as a guiding star for our transaction around valuation and how we thought about structure and so on and so forth. We do believe that the appeal of Key Mining will be diversified across institutional investors, retail investors.

It is important for us to educate the market through podcasts such as this, Nick, and through press releases and to have a stream of milestones and information where management is communicating their progress on these assets with the market. And so we intend on having regular cadence of press releases to share the milestones, share the progress, and keep the investors informed. And so it is our job to find the right investors that will support Cesar and John and their aspirations to build Key Mining, both across the institutional and retail investor base.

Cesar Lopez

Just maybe to wrap it up, I would like to say that the Key Mining has a world-class asset, which is the, you know, number ten in the world, Rutile. A dual revenue story, which is a TiO2 and Rutile plus a water desalination. A U.S. corporate domicile and a project in a politically stable mining friendly jurisdiction. And we believe, and you asked a question earlier, this SPAC route provides speed for projection flexibility and access to a sponsor ecosystem that is actively searching for this this precisely this type of company. We believe the window is wide open. The first half of 2026, we also believe is the right moment to close, to list the company and to let the critical minerals supercycle do the work.

Additional Information and Where to Find It

In connection with the Business Combination, Pubco, KMC and CDAQ have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a proxy statement of CDAQ and a prospectus (the “proxy statement/prospectus”), as well as other relevant documents concerning the Business Combination. CDAQ will mail the definitive proxy statement/prospectus to its shareholders, seeking their approval of the Business Combination and related matters. INVESTORS AND SHAREHOLDERS OF CDAQ AND OTHER INTERESTED PERSONS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders and other interested persons are able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CDAQ, Pubco and KMC, without charge, once available, at the SEC’s website (www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from CDAQ by going to CDAQ’s website, cdaq-spac.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction, whether pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Each of CDAQ, Pubco, KMC and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CDAQ’s shareholders in connection with the Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials that are filed with the SEC. Information regarding the directors and executive officers of CDAQ is set forth in CDAQ’s Annual Reports on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute forward-looking statements, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding KMC, CDAQ, Pubco and the Business Combination, and statements regarding the anticipated benefits and timing of the completion of the Business Combination, objectives of management for future operations of KMC, expected operating costs of KMC and its subsidiaries, the upside potential and opportunity for investors, KMC’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions and competitive position, the satisfaction of closing conditions to the Business Combination and the level of redemptions of CDAQ’s public shareholders, and KMC’s, Pubco’s and CDAQ’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of CDAQ’s securities; the risk that the Business Combination may not be completed by CDAQ’s business combination deadline; failure to realize the anticipated benefits of the Business Combination; the risk that the redemptions of CDAQ’s public shareholders may reduce the public float of, reduce the liquidity of the trading market of the securities of CDAQ; the risks that CDAQ, KMC and Pubco will not raise the anticipated transaction financing that they are seeking in connection with the Business Combination or that the terms of such financing will be on less desirable terms and conditions than currently anticipated; the risks that the conditions to the consummation of the closing under the Merger Agreement may not be satisfied, including the failure to obtain the listing of Pubco common stock on a national securities exchange upon the closing of the Business Combination, and the Business Combination will not be consummated; costs related to the Business Combination and as a result of becoming a public company; the risk that KMC is an exploration stage mining company that also is developing a desalination plant and has limited operating history; the risks that the Titanium Project is in the exploration stage; the risks that inaccuracies of historical information with respect to KMC’s mineral projects could hinder its exploration plans; the risks that suitable infrastructure may not be available or damage to existing infrastructure may occur; the risks that KMC will require substantial additional capital to explore and/or develop the Cerro Blanco Project and KMC may be unable to raise additional capital on favorable terms or at all; the risks that KMC has a limited operating history on which to evaluate its business and performance, and accordingly, KMC’s prospects must be considered in light of the risks that any new company encounters; the risks that KMC has incurred operating losses since inception on February 18, 2020, expects to incur significant operating losses for the foreseeable future and may never achieve or sustain profitability; the risks that the mining industry is highly competitive; the risks that there may be defects in KMC’s rights under the mining claims that comprise the Titanium Project in Chile, and such defects could impair KMC’s ability to explore for mineralized material and to otherwise develop such property; the risks that KMC faces significant risks and hazards inherent to the development and operation of a water desalination project; the risks that the Water Desalination Project’s success depends on entering into and maintaining long-term water purchase agreements with mining, utility and agricultural off-takers, which may not materialize as expected; the risks that the Water Desalination Project’s off-take portfolio is expected to be concentrated in a limited number of mining customers whose operations and water needs may be affected by commodity price volatility, regulatory changes and other factors; the risks that potential demand and offtake for the Water Desalination Project may be insufficient to support its economic viability or profitability; the risks that KMC may be unable to obtain approvals to increase the permitted capacity of the Water Desalination Project as contemplated, which would limit potential returns and could adversely affect KMC’s business; the risks that although the Water Desalination Project has obtained an Environmental Impact Statement approval and most of the permits required to begin construction, certain key permits and land rights, including final maritime concessions and remaining easements, remain outstanding or subject to renewal and challenge; the risks that the Cerro Blanco Project is located in Chile which makes KMC vulnerable to risks associated with operating in one major geographic area; the risks that changes in laws or regulations regarding mining concessions in Chile could increase KMC’s expenses; the risks that after consummation of the proposed Business Combination, KMC experiences difficulties managing its growth and expanding operations; challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation; and those risk factors discussed in documents of CDAQ, Pubco or KMC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of CDAQ dated as of October 14, 2021 and filed by CDAQ with the SEC on October 18, 2021, CDAQ’s Quarterly Reports on Form 10-Q, CDAQ’s Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus filed by KMC, Pubco and CDAQ, and other documents filed or to be filed by Pubco and KMC from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of KMC, Pubco or CDAQ presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the parties or any of their representatives gives any assurance that KMC, Pubco or CDAQ will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by KMC, Pubco, CDAQ or any other person that the events or circumstances described in such statement are material.